VIA EDGAR

March 24, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C., 20549

Attn: Erin Donahue

Re:	Millennium Group International Holding Limited

Registration Statement on Form F-1, as amended

File No. 333-268063

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Revere Securities, LLC, as the representative of the underwriters (the “Representative”), hereby join in the request of Millennium Group International Holding Limited (the “Registrant”), for the acceleration of the effective date of the Registrant’s Registration Statement on Form F-1 (File No. 333-268063) (as amended, the “Registration Statement”), so that the Registration Statement may be declared effective at 5:00 p.m., Eastern Time, on March 28, 2023, or as soon thereafter as practicable. The undersigned, as the Representative, confirms that it is aware of its obligations under the Securities Act.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

Revere Securities, LLC

By:	/s/ Dajiang Guo
Name:	Dajiang Guo
Title:	Senior Managing Director